UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2001

Commission File No. 1-8968

ANADARKO EMPLOYEE SAVINGS PLAN

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN
INDEX
FINANCIAL STATEMENTS
Page

Statements of Net Assets Available for Benefits, December 31, 2001 and 2000	1
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2001	2
Notes to Financial Statements	3
Independent Auditors' Report	9

SCHEDULE

Schedule H, Line 4I - Schedule of Assets (Held at End of Year), December 31, 2001	10

All other schedules are omitted because they are not applicable, not required or the information is included in the Financial Statements or Notes thereto.

EXHIBIT

Exhibit Index	11

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
thousands	2001	2000
Assets
Investments, at fair value
Anadarko common stock	$228,477	$262,941
Mutual funds	121,544	177,396
Money market investments	64,092	42,570
Participant loans receivable	5,934	6,458
	420,047	489,365
Receivables
Sale of securities	4,079	9,866
Other	---	14
	4,079	9,880

Total assets	$424,126	$499,245

Liabilities
Note payable	$43,289	$57,334
Other	1,601	6,500

Total liabilities	$44,890	$63,834

Net Assets Available For Benefits	$379,236	$435,411

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31
thousands except share amounts	2001
Additions (Decreases) to Net Assets Attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(65,561)
Dividends	896
Interest earned	2,677
Interest income on participant loans receivable	482
Total investment loss	(61,506)

Contributions
Employer	17,734
Participant	20,821
Total contributions	38,555

Allocation of ESOP common stock, at fair value (199,141 shares)	11,358

Total	$(11,593)

Deductions to Net Assets Attributed to:
Distributions to participants	$29,577
Administrative expenses (fees and commissions)	15
Interest expense	3,632
Allocation of ESOP common stock, at fair value (199,141 shares)	11,358

Total	$44,582

Net Decrease in Net Assets Available for Benefits During the Year	$(56,175)

Net Assets Available for Benefits at Beginning of Year	435,411

Net Assets Available for Benefits at End of Year	$379,236

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Basis of Presentation    The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis.

Use of Estimates    The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the additions and deductions to net assets available for benefits during the reporting period. Actual results may differ from these estimates.

Expenses    All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko Petroleum Corporation (Anadarko, the Company or the Employer) and, if not paid by the Company, shall be paid by the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals is deducted from the participants' accounts. In 2001, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so although the Company can, at its discretion, discontinue this practice.

Investments    On each valuation date, as defined, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participants' accounts. Fair value is based on the closing market price of the securities at December 31. Security transactions are recorded on a trade-date basis. Anadarko common stock represents 54% of the assets of the Plan.

Realized gains and losses are based on the difference between fair values of the withdrawn securities at the trade date and the fair value at the beginning of the year. If no shares existed at the beginning of the period, realized gains and losses reported on withdrawals of securities are based on the difference between market values of the withdrawn securities at the trade date and the average cost to the Plan. Distributions to participants are recorded when paid.

Participant loans receivable are valued at amortized cost, which approximates fair value.

New Accounting Principles   In 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. During 2001 and 2000, the Plan did not use or hold derivative financial instruments; therefore, there was no impact due to the implementation of SFAS No. 133.

2.  Description of the Plan

Effective July 14, 2000, the Company merged with Union Pacific Resources Group Inc., subsequently renamed RME Holding Company (RME). As of the merger date, each share of common stock of RME issued and outstanding was converted into 0.455 shares of Anadarko common stock. In conjunction with the merger, the Company's Board of Directors approved the immediate vesting of Plan benefits for all persons employed with the Company on the merger date. Subsequently, effective December 31, 2000, the Union Pacific Resources Group Inc. Employees' Thrift Plan (UPR Thrift Plan) with a value of net assets totaling $181,981,000 was merged into the Plan.

The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. The Plan was amended and restated effective October 1, 1999. The Plan has since been amended by three amendments including one that added a leveraged employee stock ownership plan (ESOP) feature (see Notes 5 and 6) as a means of implementing the merger into the RME Thrift Plan. The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code) and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 31, 2000, Employer contributions are invested in the ESOP. Except for those amendments which effected only minor changes or technical compliance changes required as a result of changing laws or new regulations, the Plan, as amended, is described in the following discussion.

The purpose of the Plan is to encourage and assist employees in accumulating retirement savings, to provide a means for employees to have an ownership interest in common stock of the Company (Company Stock) and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan (Participants) and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

The Plan is a defined contribution plan that is qualified under Section 401 of the Code (see Note 8). All regular employees of the Company are eligible to participate in the Plan upon employment. Participation is voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees. Prior to January 1, 2001, Participants could contribute to the Plan up to 12% of their compensation, which includes base salary or wages, as well as overtime and incentive bonuses (excluding override payments, front-end bonuses and other special payments). The Plan was amended, effective January 1, 2001, to increase the allowable Participant contribution to up to 15% of their compensation. The Company will match 100% of a Participant's contributions up to a maximum of 6% of such Participant's compensation. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan.

Contributions by a Participant are always the Participant's property and not subject to vesting. A Participant has a 100% vested right to Employer matching contributions after three years of service or upon death, retirement, disability or a change of control of the Company. Effective with the merger of Anadarko and RME, each Participant who was actively employed on July 14, 2000 and who was not already 100% vested in their Company contribution account became 100% vested in all previous and future Company contributions. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan. Contributions to the Plan are subject to certain limitations under the Code. Generally, employee contributions are withheld on the 25th of the month and sent to the Trustee by the first of the following month.

The Employer contribution account of a Participant who terminates employment prior to the time that the Participant is vested will be forfeited by the employee. For 2001, employee forfeitures were $35,000. Forfeitures do not affect net assets of the Plan but merely reduce future Company contributions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

The terms of the Plan are more fully described in the Summary Plan Description, which is available to each Participant.

3.  Investment Programs

Employer Contributions    The Employer contribution accounts of Participants are initially invested in Company Stock. A fully vested Participant may transfer their Employer contribution account into any investment options provided under the Plan. Effective December 31, 2000, the Employer contributions are allocated from the ESOP (see Notes 5 and 6).

Investment Options for Tax-Deferred, After-Tax and Rollover Contributions    Each Participant may designate the manner in which the amounts allocated to their tax-deferred savings account, their after-tax savings account and their rollover account shall be invested. In addition to Company Stock, the Plan currently offers a money market and 13 mutual funds as investment options for Participants. The investments in seven other mutual funds under the former UPR Thrift Plan were transferred to the investment options maintained by the Plan in January 2001. A Participant may designate one of such options for all of the contributions to their tax-deferred savings account, their after-tax savings account and their rollover account or a Participant may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of Participants, including Employer contributions, can be transferred between funds at the election of the Participant, subject to certain restrictions as defined in the Plan.

Participant Loans Receivable    The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Under the terms of the UPR Thrift Plan, loans were not to exceed 5 years, except loans relating to a principal residence, in which case the term of the loan could not exceed 15 years. Any 15 year loans outstanding at the merger date were grandfathered, but the principal residence exception is no longer available. New loan terms range from 6 months to a maximum of 5 years. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported in the Wall Street Journal on the first business day of the quarter preceding the date the loan was requested. Interest rates for current outstanding loans range from 6% to 10.5%. Principal and interest are paid ratably through monthly or semi-monthly payroll deductions.

4.  Investments

The following table sets forth investments as of December 31, 2001 and 2000, respectively. Invested funds of all Participants, including Employer contributions, are Participant directed, subject to vesting and certain other restrictions as defined by the Plan. Investments that represent 5% or more of the Plan's net assets are separately identified.

	December 31
thousands except number of shares	2001	2000
Anadarko common stock -
Anadarko Stock Fund - 2,679,819 and 2,302,093 shares, respectively	$152,348	$163,632
Anadarko ESOP (allocated) - 421,138 and 280,003 shares, respectively	23,941	19,903
Anadarko ESOP (unallocated) - 917,990 and 1,117,131 shares, respectively*	52,188	79,406
Total Anadarko common stock	228,477	262,941
Fidelity Blue Chip Mutual Fund - 618,932 and 298,139 units, respectively	26,577	15,363
Spartan US Equity Index Mutual Fund - 1,123,320 and 198,315 units, respectively	45,652	9,283
Vanguard Retirement Savings Trust Fund - 0 and 27,121,459 shares, respectively	---	27,121
Vanguard 500 Index Fund - 0 and 418,088 shares, respectively	---	50,948
Money market investments	64,092	42,570
Other	55,249	81,139
Total	$420,047	$489,365
* Nonparticipant-directed investment.

During the year ended December 31, 2001, the fair value of the Plan's investments depreciated as follows:

thousands
Realized loss from sales of Anadarko common stock
Proceeds	$61,797
Costs	62,855
Net realized loss	(1,058)
Unrealized depreciation of Anadarko common stock	(43,488)
Investment loss from mutual funds	(21,015)
Net depreciation in fair value of investments	$(65,561)

5.  Nonparticipant-Directed Investments

The unallocated shares of the ESOP are the Plan's only nonparticipant-directed investment. Information about the net assets relating to the ESOP is as follows:

	December 31
thousands	2001	2000
Net Assets
Anadarko common stock, at fair value	$52,188	$79,406
Money market	101	--
Dividend receivable and other	--	70
Interest payable	(812)	(1, 075)
Note payable	(43,289)	(57,334)
Net Assets Available for Benefits	$8,188	$21,067

Information about the significant components of the changes in net assets for the year ended December 31, 2001 relating to the ESOP is as follows:

thousands
Changes in net assets:
Depreciation of Anadarko common stock	$(15,930)
Dividend and interest income	307
Contributions	17,734
Interest expense	(3,632)
Allocation of shares to participants	(11,358)
Net decrease in net assets during the year	$(12,879)

6.  Employee Stock Ownership Plan

An ESOP was incorporated into the Plan on December 31, 2000. The UPR Thrift Plan, which included a leveraged ESOP component, was merged with and into the Plan. The shares of ESOP stock from the UPR Thrift Plan were originally purchased with the proceeds from a $107,300,000 note payable that was assumed by the UPR Thrift Plan. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Following the merger of Anadarko and RME, each outstanding share of RME common stock held in the ESOP was converted into 0.455 shares of Anadarko common stock. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to participant accounts in amounts necessary to: a) meet the Company's matching requirement and b) replace the value of any dividends on ESOP shares allocated to participant accounts which are used to repay the note payable to the Company. At December 31, 2001, the note payable balance of $43,289,000 approximates fair value. Currently scheduled amortization of the note payable is as follows: 2002 - $1,282,000; 2003 - $1,384,000; 2004 - $1,494,000; 2005 - $1,613,000; 2006 - $1,741,000 and thereafter - $35,775,000.

Once the ESOP shares are allocated to Participant accounts, the Company has no rights against such ESOP shares.

The following is a summary of ESOP investments:

	December 31, 2001		December 31, 2000
thousands except number of shares	Allocated	Unallocated	Allocated	Unallocated
Anadarko common stock:
Number of shares	421,138	917,990	280,003	1,117,131
Cost	$19,831	$65,251	$19,941	$79,406
Fair value	$23,941	$52,188	$19,903	$79,406

7.  Related-Party Transactions

Certain Plan investments are in mutual funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, these transactions qualify as party-in interest.

8.  Federal Income Taxes

The Company has received a favorable determination letter from the Internal Revenue Service (IRS) that: a) the Plan as amended, executed September 27, 1999, met the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

The Plan was amended, effective December 31, 2000, for administrative changes and the establishment of an ESOP. The Company has requested a determination letter from the IRS that the Plan as amended effective December 31, 2000, meets such requirements. It is the Company's view that the Plan as amended, meets the applicable requirements of Sections 401(a) and 401(k) of the Code and that the Trust established under the Plan is exempt from federal income tax under Section 501(a) of the Code, but it is possible that amendments may be required to be made to the Plan and the Trust at the request of the IRS and as a condition to its issuance of a favorable determination regarding satisfaction of such requirements of the Code.

The Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan are not deductible from their taxable income.

Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made, except for any amounts which exceed limitations under the Code.

Certain tax consequences apply upon withdrawal and distribution of amounts in a Participants' accounts, therefore a Participant should seek tax advice prior to requesting a withdrawal or distribution.

9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

thousands	2001	2000
Net assets available for benefits per the financial statements	$379,236	$435,411
Amounts allocated to withdrawing Participants	(576)	(2,101)
Net assets available for benefits per the Form 5500	$378,660	$433,310

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

thousands
Distributions to Participants per the financial statements	$29,577
Add: Amounts allocated to withdrawing Participants at December 31, 2001	576
Less: Amounts allocated to withdrawing Participants at December 31, 2000	(2,101)
Benefits paid to Participants per the Form 5500	$28,052

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4I - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

[KPMG LLP]

Houston, Texas
June 17, 2002

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

	Shares/Units		Current
Description	Par Value	Cost	Value
thousands
Common Stock - Anadarko Petroleum Corporation
Anadarko Stock Fund*	2,680	$104,817	$152,348
Anadarko ESOP Fund - Allocated*	421	19,831	23,941
Anadarko ESOP Fund - Unallocated*	918	65,251	52,188
Total Anadarko common stock	4,019	189,899	228,477

Mutual Funds
Fidelity Blue Chip*	619	31,548	26,577
Fidelity Puritan*	779	14,469	13,756
Franklin Small Cap Growth	365	13,952	11,366
Janus Worldwide	310	18,371	13,578
Spartan U.S. Equity Index*	1,123	52,845	45,652
Vanguard Value Index	101	2,110	1,911
Fidelity Freedom Income*	22	240	237
Fidelity Freedom 2000*	57	720	651
Fidelity Freedom 2010*	65	883	822
Fidelity Freedom 2020*	79	1,022	995
Fidelity Freedom 2030*	33	441	412
Fidelity Freedom 2040*	24	189	180
PIMCO Total Return Fund	517	5,471	5,407
		142,261	121,544

Money Market - Participant*	63,991	63,991	63,991
Money Market - Unallocated*	101	101	101
Money Market - Total	64,092	64,092	64,092

Participant Loans Receivable* (interest rates
range from 6% to 10.5%)		--	5,934

Total		$396,252	$420,047

*Party-in-interest

See accompanying Independent Auditors' Report.

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit
Number	Description

23	Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 25, 2002	By:	[MICHAEL E. ROSE]
(Michael E. Rose, Anadarko Petroleum Corporation, Executive Vice President, Finance and Chief Financial Officer, and Member of Administrative and Benefits Committee)